JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPH[redacted]6-579-0212

03037931

03 DEC -3 AM 7:21

(216) 586-7314
kjcorrigan@jonesday.com

412523:cr:1144314
930210-005011

File No. 82-3349

December 1, 2003

VIA HAND DELIVERY

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

File No. 82-3349

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Karen J. Corrigan

Enclosures

cc: Ms. Louise Scott (Bespak plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)

ICSA SOFTWARE

BLUEPRINT
Company Secretary

03 DEC -3 AM 7:21

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.
CHFP055

Company Number	Bespak plc
Company Name in full	406711

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,000		
Nominal value of each share	0.10		
Amount (if any) paid or due on each share *(including any share premium)*	3.14		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Robert John Preece Address: Greenacre, Castle Street, Wallingford, Oxon. UK Postcode: OX10 8DW	Class of shares allotted: Ordinary	Number allotted: 8,000
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 13·6·03

A ~~director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary
Drive
Keynes — Tel 01908 5526000
DX number — DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.
CHFP055

03 DEC -3 AM 7:21

88(2)

Return of Allotment of shares

Company Number	Bespak plc
Company Name in full	406711

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,000		
Nominal value of each share	0.10		
Amount (if any) paid or due on each share *(including any share premium)*	3.14		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Robert John Preece	Class of shares allotted	Number allotted
Address: Greenacre, Castle Street, Wallingford, Oxon.	Ordinary	7,000
UK Postcode: O X 1 0 8 D W		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: **0**

Signed ______________________ **Date** 18·6·03

A ~~director /~~ secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary
Drive
Keynes — Tel 01908 5526000
DX number — DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288c

CHANGE OF PARTICULARS for
director or secretary (NOT for appointment (use Form 288a) or resignation (use form 288b))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 406711

Company Name in full Bespak plc

	Day	Month	Year
Date of change of particulars	2 4	0 1	2 0 0 3

Changes of particulars form

Complete in all cases

NAME *Style / Title

*Honours etc

Forename(s) John Patrick

Surname Cashman

	Day	Month	Year
†Date of Birth	1 9	1 1	1 9 4 0

Change of name *(enter new name)* Forename(s)

Surname

Change of usual residential address
(enter new address)

51 Wellington Road

Post town Dublin 4

County / Region

Postcode

Country Eire

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature] **Date** 22-7-03

(** by a serving ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

The Company Secretary
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks.
MK12 5TS

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

ICSA SOFTWARE

BLUEPRINT
Company Secretary

363a

Please complete in typescript, or in bold black capitals.

CHFP055

Annual Return

Company Number 406711

Company Name in full Bespak plc

Date of this return

The information in this return is made up to

Day		Month		Year			
2	0	0	9	2	0	0	3

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day		Month		Year			

Registered Office

Show here the address **at the date of this return.**

Blackhill Drive
Featherstone Road
Wolverton Mill South

Any change of registered office ***must*** *be notified on form 287.*

Post town: Milton Keynes

County / Region: Bucks.

UK Postcode: MK12 5TS

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

3310 | 7415

If the code number cannot be determined, give a brief description of principal activity.

Holding company

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales **or**

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita Registrars
The Registry
34 Beckenham Road

Post town: Beckenham

County / Region: Kent — UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it,which is not kept at the registered office, state here where it is kept.

Blackhill Drive
Featherstone Road
Wolverton Mill South

Post town: Milton Keynes

County / Region: Bucks — UK Postcode: MK12 5TS

Company type

Please tick the appropriate box

Company type	
Public limited company	✓
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Miss

Forename(s): Alexandra Louise

* Voluntary details.

Surname: Scott

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

48 St Albans Avenue

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Chiswick

County / Region: London — UK Postcode: W4 5JP

Country: England

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

	Day	Month	Year
Date of birth	1 9	1 1	1 9 4 0

Forename(s): John Patrick

Surname: Cashman

Address: 51 Wellington Road

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Dublin 4

County / Region:

UK Postcode:

Country: Eire

Nationality: Irish

Business occupation: Director

* Voluntary details.

Name * Style / Title: Sir

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

	Day	Month	Year
Date of birth	2 7	0 8	1 9 4 6

Forename(s): John Alexander Raymond

Surname: Chisholm

Address: Batchworth Hill House

London Road

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Rickmansworth

County / Region: Herts

UK Postcode: WD3 1JS

Country:

Nationality: British

Business occupation: Director

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary shares	26,805,889	£2,680,588.900
Totals	26,805,889	£2,680,588.900

List of past and present shareholders

(Use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 23·9·03

† Please delete as appropriate.

† a ~~director~~ /secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 2 continuation sheets. *(enter number)*

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

The Company Secretary, Bespak plc, Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks., MK12 5TS

Tel 01908 525240

DX number DX exchange

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Name * Style / Title: Sir

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 14 05 1940

Forename(s): David James Scott

Surname: Cooksey

Address: 25 Buckingham Gate

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: SW1E 6LD

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Name * Style / Title:

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 17 08 1960

Forename(s): Martin Peter

Surname: Hopcroft

Address: 1 The Pastures

Edlesborough

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: Dunstable

County / Region: Beds

UK Postcode: LU6 2HL

Country: England

Nationality: British

Business occupation: Finance Director

Directors (Continued)

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	10 09 1943
Forename(s)	William George
Surname	Meredith
Address	8484 Lake Elmo Avenue North
Post town	Stillwater
County / Region	Minneapolis
UK Postcode	55082
Country	U.S.A.
Nationality	American
Business occupation	Director

* Voluntary details.

Name

* Style / Title	
Date of birth (Day Month Year)	30 03 1951
Forename(s)	Mark Crandall
Surname	Throdahl
Address	38 Carteret Road
Post town	Allendale
County / Region	New Jersey
UK Postcode	07401
Country	U.S.A.
Nationality	American
Business occupation	Chief Executive

List of past and present shareholders
Schedule to form 363a

CHFP055

Company Number 406711

Company Name in full Bespak plc

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company	Bespak PLC
TIDM	BPK
Headline	Director S/hldg-Replacement
Released	15:56 19 Sep 2003
Number	9804P

RNS Number:9804P
Bespak PLC
19 September 2003

The issuer advises that the following amends the Notification of Interests of Directors and Connected Persons announcement released on 9 September 2003 at 14.53 hrs under RNS number 5641P.

As a result of a miscalculation the number of options granted was incorrectly stated as being 63,000 options exercisable 5 September 2006 - 5 September 2013 (42,000 options) and 5 September 2008 - 5 September 2013 (21,000 options) with the resultant total number of options held being 113,000. The actual number granted was 72,000 options exercisable 5 September 2006 - 5 September 2013 (48,000 options) and 5 September 2008 - 5 September 2013 (24,000 options) with the resultant total number of options held being 122,000. The full amended text appears below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: Bespak plc

2) Name of director: Martin P Hopcroft

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above - beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of share options (see below)

7) Number of shares/amount of stock acquired:

8) Percentage of issued class:

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

11) Class of security:

12) Price per share:

13) Date of transaction:

14) Date company informed:

15) Total holding following this notification:

16) Total percentage holding of issued class following this notification:

If a director has been granted options by the company please complete the following boxes

17) Date of grant: 5 September 2003

18) Period during which or date on which exercisable: 5 September 2006 - 5 September 2013 (48,000 options) and 5 September 2008 - 5 September 2013 (24,000 options)

19) Total amount paid (if any) for grant of the option: NIL

20) Description of shares or debentures involved: class, number: Ordinary shares of 10p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: £4.125 per share

22) Total number of shares or debentures over which options held following this notification: 122,000

23) Any additional information: Number of shares in issue 26,805,889

24) Name of contact and telephone number for queries: Louise Scott, Company Secretary 01908 525240

25) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of Notification: 19 September 2003

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	09:16 24 Oct 2003
Number	2722R

RNS Number:2722R
Bespak PLC
24 October 2003

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Company Share Option Scheme

3. Period of return: From 25 April 2003 to 24 October 2003

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

43,422

5. Number of shares issued/allotted under scheme during period:

Nil

6. Balance under scheme not yet issued/allotted at end of period:

43,422

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

26,805,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott, Company Secretary

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	12:07 23 Sep 2003
Number	0635Q

RNS Number:0635Q
Bespak PLC
23 September 2003

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 25 March 2003 to 24 September 2003

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 400,000

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 400,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 400,000 Ordinary on 22 March 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

Company	Bespak PLC
TIDM	BPK
Headline	Director S/hldg-Replacement
Released	15:58 19 Sep 2003
Number	9810P

RNS Number:9810P
Bespak PLC
19 September 2003

The issuer advises that the following amends the Notification of Interests of Directors and Connected Persons announcement released on 9 September 2003 at 14.49 hrs under RNS number 5635P.

As a result of a miscalculation the number of options granted was incorrectly stated as being 88,500 options exercisable 5 September 2006 - 5 September 2013 (59,000 options) and 5 September 2008 - 5 September 2013 (29,500 options) with the resultant total number of options held being 343,500. The actual number granted was 105,000 options exercisable 5 September 2006 - 5 September 2013 (70,000 options) and 5 September 2008 - 5 September 2013 (35,000 options) with the resultant total number of options held being 360,000. The full amended text appears below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: Bespak plc

2) Name of director: Mark C Throdahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above - beneficial holding

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of share options (see below)

7) Number of shares/amount of stock acquired:

8) Percentage of issued class:

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

11) Class of security:

12) Price per share:

13) Date of transaction:

14) Date company informed:

15) Total holding following this notification:

16) Total percentage holding of issued class following this notification:

If a director has been granted options by the company please complete the following boxes

17) Date of grant: 5 September 2003

18) Period during which or date on which exercisable: 5 September 2006 - 5 September 2013 (70,000 options) and 5 September 2008 - 5 September 2013 (35,000 options)

19) Total amount paid (if any) for grant of the option: NIL

20) Description of shares or debentures involved: class, number: Ordinary shares of 10p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: £4.125 per share

22) Total number of shares or debentures over which options held following this notification: 360,000

23) Any additional information: Number of shares in issue 26,805,889

24) Name of contact and telephone number for queries: Louise Scott, Company Secretary 01908 525240

25) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of Notification: 19 September 2003

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

Full Text Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Annual General Meeting
Released	17:50 5 Sep 2003
Number	4803P

RNS Number:4803P
Bespak PLC
05 September 2003

Bespak plc Annual General Meeting
and
Resolution for Authority to Purchase Own Shares

The Annual General Meeting of Bespak plc (the "Company") was held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 on Friday 5 September 2003.

In accordance with paragraph 15.3 of the UKLA Listing Rules, the Company announces that the special resolution seeking general authority from shareholders for the Company to purchase up to ten per cent of its issued capital was passed at the Meeting.

The results of the polls on all resolutions were as follows:

RESOLUTION	FOR	AGAINST	DISCRETION TO CHAIRMAN
1. To accept the accounts for the 52 weeks ended 3 May 2003	19,599,160	40,308	859,485
2. To declare a final dividend	19,639,468	0	859,485
3. To re-elect Sir David Cooksey as a director	19,559,963	12,505	859,485
4. To re-elect Mr George Meredith as a director	19,175,996	11,825	865,710
5. To elect Mr Jack Cashman as a director	19,628,429	11,039	859,485
6. To elect Mr Martin Hopcroft as a director	19,637,363	2,105	859,485
7. To approve the Remuneration Report	18,112,198	1,161,170	859,485
8. To re-appoint the auditors and authorise the directors to determine their remuneration	19,536,126	103,342	859,485

to allot shares under s80 of the Companies Act 1985	19,624,859	11,709	861,285
10. To renew authority to disapply statutory pre-emption rights	19,625,881	11,787	861,285
11. To authorise the Company's purchase of its own shares	19,636,997	671	861,285

Accordingly resolutions 1 to 9 were passed as ordinary resolutions and resolutions 10 and 11 were passed as special resolutions.

A L Scott
Company Secretary

END

Company	Bespak PLC
TIDM	BPK
Headline	Director Shareholding
Released	16:04 2 Sep 2003
Number	3012P

RNS Number:3012P
Bespak PLC
02 September 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)Name of company: Bespak plc

2) Name of director: Mark C Throdahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Shareholder named above and his spouse, Sudie Throdahl - beneficial holdings

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Mrs Sudie Throdahl - 14,700 ADRs

Mr Mark Crandall Throdahl - 18,000 ordinary shares

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Market purchase

7) Number of shares/amount of stock acquired:

(i) 14,700 ADRs

(ii) 18,000 ordinary shares

8) Percentage of issued class:

(i) 0.0548

(ii) 0.067

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary

12) Price per share:

(i) $6.75 per ADR

(ii) £4.125 per share

13) Date of transaction:

(i) 28 August 2003

(ii) 29 August 2003

14) Date company informed:

2 September 2003

15) Total holding following this notification:

60,000 shares + 14,700 ADRs

16) Total percentage holding of issued class following this notification:

0.2787

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the option:

20) Description of shares or debentures involved: class, number:

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22) Total number of shares or debentures over which options held following this notification:

23) Any additional information: Number of shares in issue 26,805,889

24) Name of contact and telephone number for queries:

Louise Scott, Company Secretary 01908 525240

25) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of Notification: 2 September 2003

For more information on the Bespak Group please visit our Website at www.Bespak.com

Company	Bespak PLC
TIDM	BPK
Headline	Trading Statement
Released	07:00 22 Aug 2003
Number	9516O

Immediate Release 22 August 2003

Bespak plc

Termination of offer discussions and update on trading

Bespak plc announced on 8th April that it had received a number of approaches from third parties interested in making an offer for the Company. Having thoroughly explored these and subsequent approaches, the Board has concluded that, although indicative offers were received at a significant premium to the current price, none were at a level that fully reflected the prospects of the Group. Accordingly, all such discussions with third parties have been terminated.

Meanwhile, trading in the first quarter ended 31st July was ahead of the Board's expectations. MDI valve sales were positive, particularly to a wide range of HFA customers. Bespak's valve development programmes progress in line with expectations, as does the new MDI manufacturing facility, which will be completed in early October. Unit costs on the Company's largest contract manufactured item are being significantly reduced.

The Company is encouraged by an accelerated pace of activity on Pfizer's Exubera inhaled insulin, for which Bespak will manufacture the delivery device.

The restructuring programme continues to progress and the majority of headcount reductions have been made. We remain confident that the overhead savings from this restructuring will be realised during the balance of the year.

For further information please call:

Buchanan Communications Tel: +44-(0)20-7466-5000
Tim Thompson/Bobbie Swanson

END

Company website

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	10:51 15 Aug 2003
Number	7209O

RNS Number:7209O
Bespak PLC
15 August 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: FMR Corp. and its direct and indirect subsidiaries & Fidelity International Limited and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Non-beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 1,134,980

RBS Trust Bank - 314,343

Citibank - 27,000

Nortrust Nominees Limited - 42,993

Bankers Trust - 439,417

MSS Nominees Limited - 24,623

BT Globenet Nominees Limited - 54,300

Bank of New York London - 186,935

Bank of New York Europe - 11,500

Northern Trust - 69,920

HSBC - 100,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: 7,097

8) Percentage of issued class: 0.026

9) Class of security: Ordinary

10) Date of transaction: Not disclosed

11) Date company informed: 15 August 2003

12) Total holding following this notification 2,406,011

13) Total percentage holding of issued class following this notification:
8.976

14) Any additional information: Shares in issue - 26,805,889

15) Name of contact and telephone number for queries: Louise Scott
01908 525240

16) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification 15 August 2003

For more information on the Bespak Group please visit our Website at www.Bespak.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Bespak PLC
TIDM	BPK
Headline	Annual Report and Accounts
Released	11:56 8 Aug 2003
Number	4862O

RNS Number:4862O
Bespak PLC
08 August 2003

Publication of Bespak plc's 2003 Annual Report

Bespak plc issued its 2003 Annual Report and Accounts on 5 August 2003. A copy of the document together with the Company's Notice of Annual General Meeting, has been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

END

Full Text Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	10:01 24 Jul 2003
Number	9148N

RNS Number:9148N
Bespak PLC
24 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliated companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Non-beneficial - discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 3,777,723

Imperial Pensions Nominees Limited - 296,861

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R - 921,905

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P - 922,866

Nortrust Nominees Limited - 247,072

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction:

11) Date company informed: 24 July 2003

12) Total holding following this notification: 6,166,427

13) Total percentage holding of issued class following this notification: 23.00

14) Any additional information: Shares in issue 26,805,889

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: 24 July 2003

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	17:17 22 Jul 2003
Number	8479N

RNS Number:8479N
Bespak PLC
22 July 2003

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Executive Share Option Scheme

3. Period of return: From 23 January 2003 to 22 July 2003

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 132,578

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 132,578

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 200,000 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Company	Bespak PLC
TIDM	BPK
Headline	Market purchase authority
Released	12:47 17 Jul 2003
Number	6702N

RNS Number:6702N
Bespak PLC
17 July 2003

Authority to Purchase Own Shares

In accordance with paragraph 15.3 of the UKLA Listing Rules, Bespak plc (the "Company") announces that at a meeting held on 16 July 2003 the Board approved the form of the Notice of Annual General Meeting which includes a resolution seeking general authority from shareholders for the Company to make purchases of the Company's ordinary shares of 10p each.

The Company's Annual General Meeting will be held on 5 September 2003.

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For Immediate Release: *07.00, Thursday 17 July 2003*

Bespak plc

Preliminary Results for the 52 weeks ended 3 May 2003

Bespak, an innovator in drug delivery, today announces its preliminary results for the 52 weeks ended 3 May 2003.

HIGHLIGHTS

- Sales of products and services declined by 13% to £79.9m (2002: £91.5m)
- Profit before taxation and exceptional items of £4.2m (2002: £15.0m) impacted by price reduction on major product and reduced demand for CFC valves
- Restructuring and manufacturing efficiencies on track - expected to achieve significant annualised savings as previously announced
- Final dividend maintained at 12.1p per share
- Net cash £8.8m at 3 May 2003 (2002: £24.8m)
- Increasing conversion from CFC valves to HFA valves, with significant market share gain expected
- Encouraging signs on Pfizer's Exubera inhaled insulin - Bespak to manufacture this delivery device

Commenting on the results, Mark Throdahl, Bespak's Chief Executive, said:

"While it has been a tough year, we have taken aggressive steps to address the issues responsible for our unsatisfactory financial results. Bespak is well placed to return to previous levels of performance and we continue to be encouraged by the strong fundamentals in our core businesses and the positive start to our new financial year.

In recent months we have regained the initiative in winning HFA valve evaluations, demand remains strong for GlaxoSmithKline's Diskus™ device and we are confident about the prospects for Pfizer's Exubera inhaled insulin product. With a strong balance sheet, the Group is well-positioned to create substantial shareholder value going forward."

For further information please contact:

Bespak plc
Mark Throdahl – Chief Executive
Martin Hopcroft – Group Finance Director
Tel on 17.07.03 : +44 (0)20 7466 5000
Thereafter: +44 (0)1908 552600

Buchanan Communications
Nicola How / Bobbie Swanson
Tel: +44 (0)20 7466 5000
Mobile: 07956 597 099

Bespak plc

Preliminary Results for the year ended 3 May 2003

OVERVIEW

2002/03 has proved to be a difficult year. Bespak has been impacted by reduced demand for many Respiratory product lines and, primarily, by a significant price reduction on a major Device & Manufacturing Services (DMS) product. While the price reduction was not matched by cost reductions as anticipated, we expect to achieve these cost reductions during the coming year. Delays in the Exubera inhaled insulin programme, our largest current potential source of growth, meant that we were unable to offset the impact of these factors. However, our confidence in this product reaching the market remains high.

As a result of these issues, sales of products and services declined by 13% to £79.9 million (2002: £91.5 million). The overall impact on profitability was to reduce profit before taxation and exceptional items to £4.2 million (2002: £15.0 million).

To restore Bespak to previous levels of performance, we have taken significant steps to restructure the Group's cost base. This restructuring programme is well underway and is planned for completion in January 2004. The restructuring is expected to achieve significant annualised savings as previously announced. Most of the headcount reductions have already been made and the Board is confident that savings from the restructuring will be realised. In view of this, the Board is committed to maintaining the current dividend and, hence, is proposing a final dividend of 12.1 pence per share (2002: 12.1 pence).

The year has also seen some changes to the Board. In September, we announced the appointment of Jack Cashman as a non-executive director. As former Chairman and joint CEO of R P Scherer Corporation, Jack's experience and contacts in the drug delivery arena continue to prove invaluable.

In November, Martin Hopcroft joined us as Group Finance Director. His broad experience and fresh perspective have been greatly appreciated during the course of our restructuring.

Overall, this year has presented Bespak with unprecedented challenges. The impact of the price reduction on a major product and reduced CFC valve demand, necessitated a programme of restructuring. It should be noted, however, that our performance in the last financial year masks some encouraging trends. Pulmonary valves are poised for significant revenue growth and gain in market share over the medium term, while DMS looks set to grow rapidly as Exubera and other new products are launched.

The Company has been through a period of significant capital investment. While this has resulted in a major cash outflow during the year, this investment is transforming our manufacturing facilities to support future growth and efficiencies.

Despite difficult market conditions impacting performance, the Board remains very confident about Bespak's future and is encouraged by the positive start to the new financial year.

In April, we announced that we had received a number of approaches from third parties. Discussions continue with several parties but there can be no certainty that a transaction will result. A further announcement will be made in due course.

OPERATING REVIEW

During the last financial year, Bespak was confronted with a number of significant issues. In responding to them we have put the Company through a period of considerable change based on a detailed review of our strategy, business prospects and organisational structure. The fundamental strength of our core businesses was confirmed, but the need to curtail nasal formulation development was also identified.

The restructuring of our expense base was grounded, therefore, on a confirmed strategy and a refined organisational structure. Obviously, the departure of significant numbers of employees and the discontinuance of many programmes has been difficult, but we are convinced that these changes will make Bespak a stronger company.

Respiratory

Bespak designs, manufactures and sells metered dose inhalation (MDI) valves, actuators and accessories used to deliver respiratory drugs to the lung. In the past two years, the business has expanded to include systems to deliver systemic drugs to the bloodstream through the nasal cavity. Sales declined by 17% to £35.4 million (2002: £42.9 million) owing to de-stocking of CFC valves in the important US market and the unpredictable pace of conversions from CFC to HFA formulations in Europe. Despite the recent performance, there are encouraging trends in this business.

HFA conversions are driven by international agreements to reduce ozone depletion in the atmosphere by switching from CFC propellants to environmentally friendly HFA propellants. The conversion process opens up the CFC formulations at every pharmaceutical company to competition from all HFA valve suppliers, but the result is not necessarily a smooth unit-to-unit conversion for companies like Bespak. An incumbent CFC supplier's valves might not work with a particular HFA formulation, or a new HFA formulation may suffer from regulatory delays or commercial problems after launch. Therefore, there will be considerable market share changes over the period of this conversion and we expect that Bespak's share will expand strongly over the next few years.

Bespak is already the valve source for 12 of the 17 approved HFA formulations in Europe and the USA. This demonstrates that Bespak has the widest range of customers, drugs and formulations in the industry. We believe that we are winning the majority of new valve development programmes due to our Valves Centre of Excellence, in which we have experts in aerosol formulation, elastomer chemistry and statistics. One of our recent new customer wins during the past year is Chiesi Farmaceutici, where Bespak's BK357 valve is exclusively specified in an HFA

budesonide formulation. Sales began in early 2003 when the formulation was approved in Germany, and are accelerating.

Over the next few years, we believe that Bespak's HFA valve sales will increase significantly as approved drug development programmes receive regulatory approval and launch, while CFC valve sales decline over time. In order to handle these incremental volumes of business, Bespak has constructed a new £10 million MDI valve facility in King's Lynn. This plant will provide significant cost efficiencies and best-in-class manufacturing conditions.

Bespak continues to invest in break-through metered dose delivery technologies. Our development with DEKA Research Corp. of a closed loop feedback device is progressing in line with expectations. We are currently evaluating a prototype which has been designed to eliminate patient-to-patient and breath-to-breath dose variability. We are encouraged by the rapid technical progress of this programme. We plan to show this new product to potential customers later this year after in-vitro performance data have been compiled.

In April 2003, we announced the curtailment of our nasal formulation work. While technical milestones were being met, we could no longer justify investing in nasal programmes which would take many years before generating returns. However, we shall continue to exploit opportunities to develop proprietary nasal drug delivery devices that build on the technologies we have developed in recent years. Central to this effort is our exclusive access to the modeling capabilities at the CIIT Health Research Centres in Raleigh, North Carolina, which enable us to deliver drugs to specific areas of the nasal anatomy - an important requirement as more systemic drugs are delivered nasally.

Device & Manufacturing Services (DMS)

Bespak provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Bespak takes customers' devices from concept through to regulatory approval, supply chain management and full-scale manufacture. Our customers benefit principally in two ways: Bespak can design the device for efficient manufacturing and minimise the time from concept to market introduction. Bespak offers its development services on a fee-for-service basis.

DMS volumes grew substantially over the past year owing to new volumes of Abboject prefilled syringes for Abbott Laboratories. However, the impact of a price reduction on our largest DMS product was a major factor in the 9% decline in sales to £37.8 million (2002: £41.5 million re-presented). While this price reduction was anticipated, technical issues and additional volume demands delayed the implementation of cost reduction programmes, which are now well advanced.

Bespak has invested considerable selling and engineering resources in bidding on numerous prospective DMS opportunities. While we generally do not own intellectual property in this business, the know-how associated with managing complex CGMP programmes and the capability to manufacture millions of devices with high speed automated equipment constitute considerable barriers to competition.

We continue to finalise the capability that will deliver Exubera, the first inhaled insulin product, working with our partner, Nektar Therapeutics of San Carlos, California (formerly Inhale Therapeutic Systems). Our manufacturing facility in Milton Keynes has progressed to the point where we are now ready to begin final validation activities. Considerable work has been done to create a facility that complies with the exacting FDA medical device standard known as 21 CFR 820. In June, Pfizer, Nektar's partner, presented additional encouraging clinical data at the annual meeting of the American Diabetes Association. While the regulatory submission has taken longer than Bespak originally anticipated, we remain optimistic that Pfizer and Nektar will be successful in launching Exubera, a product that can revolutionise insulin therapy for millions of patients. This exciting development will also pave the way for other protein based systemic drugs to be delivered to the bloodstream through the lung, creating new opportunities for Bespak.

Consumer Dispensers

Bespak manufactures pumps for consumer household products, toiletries and fragrances. Sales declined by 6% to £6.7 million (2002: £7.1 million) over the past year. Bespak Consumer Dispensers generally does not serve regulated industries and so new product sales can occur more rapidly than in our other businesses.

We are committed to growing this business through selective investments and licensing agreements, of which the Millennium pump is the first. Millennium is a new spray pump designed to handle viscous products such as deodorants and hairsprays and, as a result, we expect to see sales expanding over the next few years.

FINANCIAL REVIEW

Trading performance

Turnover declined by 12% to £88.3 million (2002: £100.3 million re-presented). Excluding sales of tooling and equipment that are customer-funded, sales of products and services declined by 13% to £79.9 million (2002: £91.5 million) arising from the impact of a significant price reduction on a major product and reduced demand for CFC valves. Consequently, Group operating profit before exceptional items declined to £3.5 million (2002: £14.2 million re-presented).

Profit on ordinary activities before taxation and exceptional items of £4.2 million (2002: £15.0 million) demonstrates that Bespak has traded at breakeven in the second half of the year, as forecast in the April announcement.

Looking ahead, the results will benefit from the significant overhead reductions arising from the restructuring and manufacturing cost reductions as offset by the annualised impact of the price reduction on a major DMS product.

Exceptional items

Exceptional items have been incurred on the restructuring and on the sale of an associate. Firstly, as a result of actions to re-align the cost base with the activity levels, restructuring costs of £2.4 million have been charged in the year. Secondly, a

profit of £1.4 million arose on the sale of the 40% shareholding in Microspray Delta S.p.A.

The restructuring that was initiated in November 2002 is expected to continue until January 2004, such that further restructuring costs will be charged as incurred in our next financial year.

Tax

The overall tax charge of 15% reflects an effective tax rate of 27% on the profit on ordinary activities before exceptional items, together with a nil tax charge on the sale of shares in the associate. The effective tax rate is expected to increase over time as the US operations return to profitability, once accumulated tax losses have been fully utilised.

Earnings per share

Basic earnings per share after exceptional items are 10.5p (2002: 41.3p). The impact of dilution is not material.

Dividends

The Board is recommending a maintained final dividend per share of 12.1p (2002: 12.1p), such that the total dividend for the year amounts to 19.1p (2002: 19.1p). The final dividend will be paid on 18 September 2003 to shareholders on the register on 22 August 2003.

Treasury

At the year end, Bespak had net cash of £8.8 million (2002: £24.8 million).

A significant proportion of operating assets are denominated in US dollars. Operating assets denominated in US dollars are broadly matched by US dollar borrowings, thereby hedging the exchange rate exposure. Such borrowings total the equivalent of £7.5 million.

In addition to its cash balances and short-term investments at the year end, which amounted to £18.0 million (2002: £34.4 million), Bespak also had un-drawn committed facilities of £4.2 million (2002: £9.1 million).

Transactions in foreign currencies are matched wherever possible and the net balance is hedged using forward contracts. The treasury function does not operate as a profit centre and no speculative treasury transactions are undertaken.

Cash flow

The net cash outflow before management of liquid resources and financing was £16.6 million (2002: £16.2 million cash inflow). The reduction in the year reflects the decline in operating profit, the unwinding of working capital related to customer-

funded projects, significant capital expenditure programmes and payments of dividends.

Over the past few years, Bespak has undertaken significant capital expenditure programmes and customer-funded projects. These include expansion and consolidation of the Diskus facility, scale up for Nektar, investment in laboratories and consolidation of the MDI valves facility. This last investment is expected to be completed in September 2003, after which capital expenditure will return to more normal levels.

Accounting policies

Income from the sale of tooling and equipment that Bespak procures on behalf of its customers is now included within turnover and related costs within operating expenses. This provides greater visibility of the investment by customers in the productive capacity. The comparative income has been re-presented. This reclassification does not affect the operating profit or net assets.

Income from amounts invoiced by reference to the level of the Group's capital investment has been reclassified from interest receivable to turnover in order to more fairly reflect the nature of the income. The comparative income has been re-presented. This reclassification does not affect the profit before tax or net assets.

Pensions

Bespak operates a defined benefit pension scheme in the UK, which was closed to new members at 30 June 2002. The latest triennial actuarial valuation under SSAP 24 as at 30 April 2002 disclosed net assets of £17.0 million and a deficit of £4.0 million. After consultation, contributions by employees have been increased in order to eliminate the deficit over a 15-year period. From 1 July 2002, new employees are eligible to join a defined contribution pension scheme.

SUMMARY

While it has been a tough year, we have taken aggressive steps to address the issues responsible for our unsatisfactory financial results. Bespak is well placed to return to previous levels of performance and we continue to be encouraged by the strong fundamentals in our core businesses and the positive start to our new financial year.

In recent months we have regained the initiative in winning HFA valve evaluations, demand remains strong for GlaxoSmithKline's Diskus™ device and we are confident about the prospects for Pfizer's Exubera inhaled insulin product. With a strong balance sheet, the Group is well-positioned to create substantial shareholder value going forward.

Consolidated Profit and Loss Account
For the 52 weeks ended 3 May 2003

	2003 Before Exceptional Items £000	2003 Exceptional Items £000	2003 Total £000	2002 Total (Re-presented) (Note1) £000
Sales of products and services	79,887	-	79,887	91,506
Sales of tooling and equipment *(Note 1)*	8,423	-	8,423	8,786
Turnover *(Note 2)*	88,310	-	88,310	100,292
Operating expenses	(84,815)	(2,365)	(87,180)	(86,082)
Group operating profit *(Note 2)*	3,495	(2,365)	1,130	14,210
Share of joint ventures and associates	325	-	325	225
Total operating profit	3,820	(2,365)	1,455	14,435
Profit on sale of associate	-	1,439	1,439	-
Net interest receivable	391	-	391	596
Profit on ordinary activities before taxation	4,211	(926)	3,285	15,031
Taxation *(Note 4)*	(1,147)	648	(499)	(4,068)
Profit for the financial year	3,064	(278)	2,786	10,963
Dividends *(Note 5)*			(5,071)	(5,068)
Retained (loss)/profit			(2,285)	5,895
Earnings per share				
Basic (pence) *(Note 6)*	11.5p	(1.0p)	10.5p	41.3p
Diluted (pence) *(Note 6)*	11.5p	(1.0p)	10.5p	41.0p

Consolidated Balance Sheet
At 3 May 2003

	2003 £000	2002 £000
Fixed assets		
Intangible assets	-	437
Tangible assets	**64,132**	57,991
Investments	**1,397**	2,448
	65,529	60,876
Current assets		
Stocks	**3,514**	3,387
Debtors	**12,729**	10,171
Short-term investments	**16,365**	31,473
Cash at bank and in hand	**1,678**	2,892
	34,286	47,923
Creditors		
Amounts falling due within one year	**(25,786)**	(31,322)
Net current assets	**8,500**	16,601
Total assets less current liabilities	**74,029**	77,477
Creditors		
Amounts falling due after more than one year	**(731)**	(2,044)
Provisions for liabilities and charges	**(6,265)**	(5,730)
Net assets	**67,033**	69,703
Capital and reserves		
Called up share capital	**2,679**	2,679
Share premium account	**23,010**	22,988
Profit and loss account	**41,344**	44,036
Equity shareholders' funds	**67,033**	69,703

Consolidated Cash Flow Statement
For the 52 weeks ended 3 May 2003

	2003	2002 (Re-presented) (Note1)
	£000	£000
Net cash inflow from operating activities *(Note 7)*	**2,975**	28,250
Dividends received from associates	**9**	87
Returns on investment and servicing of finance		
Interest received	**866**	1,201
Interest paid	**(443)**	(553)
	423	648
Taxation		
UK corporation tax	**(2,088)**	(3,253)
Overseas tax repaid	**41**	174
	(2,047)	(3,079)
Capital expenditure and financial investment		
Payments to acquire intangible fixed assets	**(70)**	(67)
Payments to acquire tangible fixed assets	**(15,703)**	(4,902)
Receipts from sales of tangible assets	**597**	146
	(15,176)	(4,823)
Acquisitions and disposals		
Purchase of fixed asset investments	**(122)**	(19)
Receipt from sale of associate *(Note 3)*	**2,379**	-
	2,257	(19)
Equity dividends paid	**(5,070)**	(4,878)
Net cash (outflow)/inflow before management of liquid resources and financing	**(16,629)**	16,186
Management of liquid resources		
Decrease/(increase) in short term investments	**15,108**	(11,633)
Financing		
Payment for shares	**22**	158
Net decrease in loans	**(1,971)**	(2,183)
Net cash outflow from financing	**(1,949)**	(2,025)
(Decrease)/increase in net cash	**(3,470)**	2,528

Statement of Total Recognised Gains and Losses
For the 52 weeks ended 3 May 2003

	2003 £000	2002 £000
Profit for the financial year	**2,786**	10,963
Exchange movements on foreign currency net investments	**(415)**	(110)
Total recognised gains and losses for the financial year	**2,371**	10,853

Reconciliation of Movements in Equity Shareholders' Funds
For the 52 weeks ended 3 May 2003

	2003 £000	2002 £000
Equity shareholders' funds brought forward	**69,703**	63,010
Profit for the financial year	**2,786**	10,963
Dividends *(Note 5)*	**(5,071)**	(5,068)
Exchange movements on foreign currency net investments	**(415)**	(110)
Movement relating to QUEST	**8**	(320)
Issue of ordinary share capital	**22**	1,228
Equity shareholders' funds carried forward	**67,033**	69,703

Notes to the Preliminary Results

1. Basis of preparation

The financial information set out in this announcement does not constitute the Company's statutory accounts for the 52 weeks ended 3 May 2003 or 53 weeks ended 3 May 2002, but is derived from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered after the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or (3) Companies Act 1985.

The consolidated accounts include the accounts of Bespak plc and its subsidiary undertakings for the 52 weeks ended 3 May 2003 (2002: 53 weeks ended 3 May 2002).

The accounts are prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

Income from the sale of tooling and equipment that the Group procures on behalf of customers has historically been excluded from turnover. The policy has now been changed to include such revenue within turnover and related costs within operating expenses. This provides greater visibility of the investment by customers in the productive capacity. The effect on the current year is to increase turnover by £8,423,000, increase raw materials and consumables by £7,833,000 and increase other external charges by £590,000. The comparative income for the 53 weeks ended 3 May 2002 has been increased by £8,786,000. The comparative figure for raw materials and consumables has been increased by £8,293,000 and the comparative figure for other external charges has been increased by £493,000. This reclassification does not affect the operating profit or net assets.

Income from amounts invoiced by reference to the level of the Company's capital investment has been reclassified from interest receivable to turnover in order to more fairly reflect the nature of the income. The effect on the current year is to increase turnover by £1,303,000. The comparative income for the year ended 3 May 2002 has been increased by £501,000. This reclassification increases operating profit by £1,303,000 in the current year and £501,000 in the prior year, but does not affect the profit before tax or net assets.

2. Segmental Information

Turnover by business

	2003	2002 (Re-presented)
	£000	£000
Respiratory	**35,409**	42,907
Device and Manufacturing Services	**37,751**	41,454
Consumer Dispensers	**6,727**	7,145
Sales of products and services	**79,887**	91,506
Tooling and equipment	**8,423**	8,786
	88,310	100,292
Average rate of exchange £1 Sterling : US $	**1.56**	1.43

Turnover by destination

	2003	2002 (Re-presented)
	£000	£000
United Kingdom	**37,017**	45,648
United States of America	**31,184**	29,857
Europe	**12,664**	17,365
Rest of the World	**7,445**	7,422
	88,310	100,292

Turnover by origin

	2003	2002 (Re-presented)
	£000	£000
United Kingdom	**78,224**	86,911
United States of America	**22,254**	23,182
Total sales	**100,478**	110,093
Intra-group sales	**(12,168)**	(9,801)
	88,310	100,292

Group operating profit by origin

	United Kingdom		United States of America		Total	Total
	2003	2002 (Re-presented)	**2003**	2002	**2003**	2002 (Re-presented)
	£000	£000	**£000**	£000	**£000**	£000
Group operating profit before exceptional items	**4,058**	15,073	**(563)**	(863)	**3,495**	14,210
Exceptional items	**(2,208)**	-	**(157)**	-	**(2,365)**	-
	1,850	15,073	**(720)**	(863)	**1,130**	14,210

Net assets

	2003 £000	2002 £000
United Kingdom	**51,293**	41,919
United States of America	**15,745**	11,943
Allocated net assets	**67,038**	53,862
Investments	**1,397**	2,448
Provisions for liabilities and charges	**(6,265)**	(5,730)
Taxation and dividends	**(3,957)**	(5,645)
Net funds	**8,820**	24,768
	67,033	69,703
Closing rate of exchange £1 Sterling : US $	**1.60**	1.47

3. Exceptional Items

The exceptional charge of £2,365,000 for the 52 weeks ended 3 May 2003 comprises employee severance costs, curtailment of nasal formulation activities, and costs incurred with the profit forecast and bid approaches.

On 10 October 2002, the Group sold its 40% shareholding in Microspray Delta S.p.A. for £2.4 million in cash, resulting in a profit of £1,439,000. No goodwill was attributed to the acquisition of these shares. No taxation liability arises on the gain as the sale of the shareholding falls within the UK substantial corporate shareholding exemptions.

4. Taxation

	2003 £000	2002 £000
UK corporation tax at 30% (2002: 30%)	**(70)**	3,230
Share of taxation of associates	**166**	113
Overseas taxation	**76**	(27)
Total current tax	**172**	3,316
UK origination and reversal of timing differences	**543**	512
Adjustments in respect of prior periods	**(216)**	240
Total deferred tax	**327**	752
Total taxation	**499**	4,068

Reconciliation to UK statutory rate:

	2003 £000	2002 £000
Profit on ordinary activities before taxation	**3,285**	15,031
Taxation charge at UK corporation tax rate of 30%	**986**	4,509
Adjustments in respect of prior periods	**27**	(796)
Accelerated capital allowances & other timing differences	**(543)**	(512)
Permanent differences	**(478)**	(125)
Current tax on losses not recognised	**143**	188
Higher average tax rates in overseas countries	**37**	52
Total current tax	**172**	3,316

5. Dividends

	2003 £000	2002 £000
Interim dividend paid of 7.0p per share (2002: 7.0p)	**1,859**	1,857
Final dividend proposed of 12.1p per share (2002: 12.1p)	**3,212**	3,211
	5,071	5,068

The record date for the proposed final dividend is close of business on 22 August 2003.

6. Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in employee trusts which are treated as cancelled.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all dilutive potential shares.

	2003	2002
Earnings before exceptional items (£000)	**3,064**	10,963
Exceptional items after taxation(£000)	**(278)**	-
Earnings (£000)	**2,786**	10,963
Weighted average number of shares in issue	**26,790,505**	26,570,967
Shares owned by Employee Share Ownership Trusts	**(245,793)**	(52,739)
Average number of shares in issues for basic earnings	**26,544,712**	26,518,228
Dilutive impact of share options outstanding	**95**	193,368
Dilutive average number of shares in issue	**26,544,807**	26,711,596
Basic earnings per share before exceptional items	**11.5p**	41.3p
Basic loss per share on exceptional items	**(1.0p)**	-
Basic earnings per share	**10.5p**	41.3p
Diluted earnings per share before exceptional items	**11.5p**	41.0p
Diluted loss per share on exceptional items	**(1.0p)**	-
Diluted earnings per share	**10.5p**	41.0p

7. Cash flow from operating activities

	2003	2002 (Re-presented)
	£000	£000
Operating profit	**1,130**	14,210
Depreciation	**7,116**	6,491
Amortisation of intangible fixed assets	**507**	51
Amounts provided against investment in own shares	**264**	-
Amounts provided on revaluation of fixed asset investment	**78**	-
Loss/(profit) on sale of tangible fixed assets	**484**	(41)
(Increase)/decrease in stocks	**(187)**	87
(Increase)/decrease in debtors	**(2,655)**	1,750
(Decrease)/increase in creditors	**(3,998)**	5,690
Increase in provisions	**236**	12
Net cash inflow from operating activities	**2,975**	28,250

Operating cash flows include an outflow of £725,000 relating to exceptional charges (note 3).

8. Reconciliation of net cash flow to movement in net funds

	At 4 May 2002 £000	Cash Flow £000	Exchange movements £000	**At 3 May 2003 £000**
Cash at bank & in hand	2,892	(1,160)	(54)	**1,678**
Overdraft & short term loans	(5,462)	(2,310)	422	**(7,350)**
Net overdrafts & short term loans	(2,570)	(3,470)	368	**(5,672)**
Loans & leasing obligations	(4,135)	1,971	291	**(1,873)**
Short term investments	31,473	(15,108)	-	**16,365**
Net funds	24,768	(16,607)	659	**8,820**
Financing items included in cash flow movements				
Payment for shares		(22)		
Net cash outflow before management of liquid resources and financing		(16,629)		

Company	Bespak PLC
TIDM	BPK
Headline	Notice of Results
Released	07:00 30 Jun 2003
Number	9149M

03 DEC -3 AM 7:21

RNS Number:9149M
Bespak PLC
30 June 2003

Immediate Release 30th June 2003

Bespak plc

Notification of Preliminary Results

for the year ended 3 May 2003

Bespak plc will now be announcing its Preliminary Results for the year ended 3 May 2003 on Thursday 17 July, rather than Wednesday 23 July as previously notified.

- ENDS -

For further information please call:

Nicola How / Bobbie Swanson
BUCHANAN COMMUNICATIONS TEL: 020 7466 5000
EMAIL: bobbies@buchanan.uk.com

END

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Company	Headline	Embargo	Last Update
Bespak PLC	Holding(s) in Company		10:47 27 Jun 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: British Coal Staff Superannuation Scheme

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Mineworkers Pension Scheme (Chase GIS) Nominees Ltd - 810,387

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction:

11) Date company informed: 27 June 2003

12) Total holding following this notification: 810,387

13) Total percentage holding of issued class following this notification: 3.02

14) Any additional information: Shares in issue 26,805,889

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: 27 June 2003

For more information on the Bespak Group please visit our Website at http:// www.bespak.com/

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Company	Headline	Embargo	Last Update
Bespak PLC	Holding(s) in Company		15:29 24 Jun 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliate companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Non-beneficial - discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 3,777,723

Imperial Pensions Nominees Limited - 296,861

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R - 752,419

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P - 860,032

Nortrust Nominees Limited - 247,072

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction:

11) Date company informed: 24 June 2003

12) Total holding following this notification: 5,934,107

13) Total percentage holding of issued class following this notification: 22.14

14) Any additional information: Shares in issue 26,805,889

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: 24 June 2003

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

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Bespak PLC	Holding(s) in Company		10:10 16 Jun 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction:

11) Date company informed: 16 June 2003

12) Total holding following this notification: No longer has a notifiable interest

13) Total percentage holding of issued class following this notification:

14) Any additional information: Total shares in issue 26,798,889

15) Name of contact and telephone number for queries: Louise Scott 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, General Counsel

Date of notification: 16 June 2003

For more information on the Bespak Group please visit our Website at www.Bespak.com

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Bespak PLC	Holding(s) in Company		10:53 11 Jun 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: British Coal Staff Superannuation Scheme

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

British Coal Staff Superannuation Scheme (Chase GIS) Nominees Ltd - 810,632

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction:

11) Date company informed: 11 June 2003

12) Total holding following this notification: 810,632

13) Total percentage holding of issued class following this notification: 3.03

14) Any additional information: Shares in issue 26,790,889

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: 11 June 2003

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

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Bespak PLC	Holding(s) in Company		17:13 19 May 03	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliated companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Non-beneficial - discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 3,771,023

Imperial Pensions Nominees Limited - 296,861

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R - 563,464

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P - 789,981

Nortrust Nominees Limited - 247,072

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction:

11) Date company informed: 19 May 2003

12) Total holding following this notification: 5,668,401

13) Total percentage holding of issued class following this notification: 21.158

14) Any additional information: Shares in issue 26,790,889

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: 19 May 2003

For more information on the Bespak Group please visit our Website at http://www.bespak.com/